                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2004


                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                 (Translation of registrant's name into English)

              NO. 1 INTELLIGENT OFFICE BUILDING, NO. 690 BIBO ROAD
              ZHANGJIANG MICRO-ELECTRONICS HARBOR, PUDONG NEW AREA
                             SHANGHAI, CHINA 201203
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X            Form 40-F
                             -----                    -----

    (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes                No   X
                             -----             -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-          .)
                                                ----------

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                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                                    Form 6-K

                                Table of Content


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Signature                                                               Page 3

Press release regarding first quarter results, dated June 7, 2004       Page 4
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SHANDA INTERACTIVE ENTERTAINMENT LIMITED





                                        By: /s/ Shujun Li
                                            ------------------------------------
                                            Name: Shujun Li
                                            Title: Chief Financial Officer


Date: June 7, 2004

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               SHANDA REPORTS FIRST QUARTER 2004 FINANCIAL RESULTS

     (Shanghai, China, June 7, 2004) Shanda Interactive Entertainment Limited (Nasdaq: SNDA) ("Shanda"), the largest operator of online games in China, today announced its financial results for the quarter ended March 31, 2004. Shanda's financial results for the first quarter are in-line with the financial estimates that were included in the final prospectus for Shanda's initial public offering dated May 12, 2004.


SUMMARY OF THE FIRST QUARTER 2004:

o Net revenues for the first quarter of 2004 increased 23.7% to RMB 227.6 million (US$27.5 million) from RMB 184.0 million (US$22.2 million) in the fourth quarter of 2003;
o Gross profits for the first quarter of 2004 increased 20.9% to RMB 137.0 million (US$16.6 million) from RMB 113.3 million (US$13.7 million) in the fourth quarter of 2003;
o Income from operations increased 50.9% to RMB 70.0 million (US$8.5 million) in the first quarter of 2004 from RMB 46.4 million (US$5.6 million) in the fourth quarter of 2003;
o Net income totaled RMB 71.9 million (US$8.7 million) in the first quarter of 2004.


FINANCIAL RESULTS

     Total Revenues. In the first quarter of 2004, Shanda had revenues of RMB
240.2 million (US$29.0 million), and net revenues after business tax and related surcharges of RMB 227.6 million (US$27.5 million), representing an increase of 23.7% compared to net revenues of RMB 184.0 million (US$22.2 million)in the fourth quarter of 2003. The increase in Shanda's net revenues was primarily due to the continued increase in Shanda's user base and an increase in revenue contributed by BNB, Shanda's leading casual game.

     Gross Profit. In the first quarter of 2004, Shanda had gross profit of RMB
137.0 million (US$16.6 million), representing an increase of 20.9% compared to gross profit of RMB 113.3 million (US$13.7 million) in the fourth quarter of 2003. The increase in gross profit was primarily due to Shanda's increase in total revenues in the first quarter of 2004.

     Income from Operations. In the first quarter of 2004, Shanda had income from operations of RMB 70.0 million (US$8.5 million), representing an increase of 50.9% compared to income from operations of RMB 46.4 million (US$5.6 million) in the fourth quarter of 2003. The increase in Shanda's income from operations was due to the increase in Shanda's gross profit in the first quarter of 2004, while Shanda's operating expenses decreased as a percentage of net revenue.

     Shanda's income from operations in the fourth quarter of 2003 reflected share-based compensation expense of RMB 18.2 million (US$2.2 million) attributable to the immediate vesting of 25% of the share options that Shanda granted to certain of its managers in December 2003. Shanda's income from operations in the first quarter of 2004 reflected share-based compensation expense of RMB 16.3 million (US$2.0 million) attributable to the vesting on March 31, 2004 of an additional 25% of the share options that Shanda granted in December 2003. Due to the accelerated vesting schedule of the first 50% of the share options that Shanda granted in December 2003, Shanda does not expect in the future to recognize levels of share-based compensation expense similar to those that it recognized in the fourth quarter of 2003 and the first quarter of 2004. Shanda expects to recognize deferred share-based compensation expense on the remaining portion of the unvested share options granted in

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December 2003 based on the vesting of those share options, which will occur in two equal installments on March 31, 2005 and March 31, 2006.

     Net Income. In the first quarter of 2004, Shanda had net income of RMB 71.9 million (US$8.7 million), representing an increase of 5.3% compared to net income of RMB 68.3 million (US$8.3 million) in the fourth quarter of 2003. The increase in Shanda's net income was primarily attributable to the increase in Shanda's income from operations in the first quarter of 2004, which was partially offset by the fact that, while Shanda received RMB 18.1 million (US$2.2 million) in respect of government financial incentives in the fourth quarter of 2003, Shanda did not receive payments in respect of government financial incentives in the first quarter of 2004. Shanda records these government financial incentives as other income when received. While Shanda typically receives these government financial incentives two quarters after the quarter in which Shanda has paid the taxes to which the incentives relate, the receipt of these government financial incentives is subject to time lags and inconsistent government administrative practices relating to payment times. Accordingly, Shanda's net income in any quarterly period may be higher or lower relative to other periods as a result of timing differences in the receipt of these government financial incentives, in addition to operational and other factors. Shanda expects to receive government financial incentives during the remainder of 2004 and, in the case of Shengqu, Shanda's wholly-owned subsidiary, through 2005.

     The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2004, which was RMB 8.2770 to US$1.00.


ABOUT SHANDA

     Shanda is the largest operator of online games in China. Shanda offers a portfolio of online games that are licensed from third parties and that are developed in-house. The games that Shanda offers include The Legend of Mir II, which is the most popular online game in China according to users surveyed by International Data Corporation ("IDC"), The World of Legend, which is Shanda's leading in-house developed game, and BNB, which was the highest ranked casual game in IDC's survey of the top ten most popular online games in China in 2003. Shanda is headquartered in Shanghai, China. Shanda's company website address is www.shandaentertainment.com. The information on Shanda's website is not a part of this press release.


SAFE HARBOR STATEMENT

     This announcement contains forward-looking statements that are based on Shanda's current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Although Shanda believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Shanda's actual results could be materially different from and worse than its expectations. Important risks and uncertainties could cause Shanda's actual results to be materially different from Shanda's expectations include but not limited to Shanda's dependence on two online games for the majority of Shanda's revenues, the fact that Shanda could lose its ability to operate The Legend of Mir II and The World of Legend if it were to lose an arbitration proceeding relating to its license to operate The Legend of Mir II and an intellectual property infringement lawsuit concerning The World of Legend; potential adverse changes in PRC government regulation affecting the online game industry or internet cafes, where its games are most frequently played; potential discontinuation of preferential tax treatments or government financial incentives; and other risks set forth in Shanda's filings with the U.S. Securities and Exchanges Commission, including Shanda's registration statement on Form F-1.


CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740 x 8812
E-mail: donglei.zhou@shanda.com.cn

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